November 2, 2005

VIA EDGAR, FACSIMILE, AND REGULAR MAIL

Mr. Gregory Dundas

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 0303

Washington, D.C. 20549-0303

Re:	The Money Tree Inc.

Registration Statement on Form S-1 (Registration No. 333-122531)

Registration Statement on Form S-1 (Registration No. 333-122533)

Dear Mr. Dundas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced registration statements on Form S-1, as amended to date, filed with the Securities and Exchange Commission by The Money Tree Inc. be accelerated so that the registration statements will become effective at 9:00 a.m. EST on November 4, 2005, or as soon as practicable thereafter.

Sincerely,

/s/ Vance R. Martin
Vance R. Martin

cc:	Michael K. Rafter, Esq.